

Mail Stop 3720

July 6, 2007

<u>VIA U.S. MAIL AND FAX (510) 438-5334</u>
Mr. Cory Sindelar
Chief Financial Officer
Ikanos Communications Inc.
47669 Fremont Boulevard
Fremont, CA 94538

      RE: Ikanos Communications Inc..
               Form 10-K for the Fiscal Year Ended December 31, 2006
               Filed March 6, 2007
                File No. 0-51532

Dear Mr. Sindelar:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Larry Spirgel
                Assistant Director